Wachtell, Lipton, Rosen & Katz

767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax	51 West 52nd Street New York, New York 10019 212.403.1000 (telephone) 212.403.2000 (facsimile)

Thomas A. Roberts +1 212 310 8479 thomas.roberts@weil.com	David A. Katz 212.403.1309 (tel.) DAKatz@wlrk.com

VIA EDGAR TRANSMISSION

AND BY HAND

January 3, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director, Office of Mergers & Acquisitions

Re:	Kinder Morgan, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed on December 14, 2011

File No. 333-177895

Dear Ms. Ransom:

On behalf of our clients, Kinder Morgan, Inc. (“Kinder Morgan” or the “Company”) and El Paso Corporation (“El Paso” and, together with Kinder Morgan, the “parties”), please find responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) to Kinder Morgan (File No. 333-177895) of December 29, 2011 with regard to the above captioned Registration Statement on Form S-4 filed by the Company on November 10, 2011, as amended by Amendment No. 1 filed on December 14, 2011 (the “Registration Statement”).

The Company is filing concurrently with this letter an amendment to the Registration Statement (“Amendment No. 2”), which includes revisions to the Registration Statement in response to the Staff’s comments and generally updates the information contained therein. Courtesy packets containing a copy of this letter and marked copies of Amendment No. 2 showing changes to the Registration Statement filed on December 14, 2011 will be physically delivered to each member of the Staff referenced in your letter

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

January 3, 2011

dated December 29, 2011. Each of the page numbers referenced in our responses below corresponds to the page numbers in the courtesy marked copies of Amendment No. 2 that are being delivered to your office. These courtesy marked copies show additions and deletions from the amended Registration Statement filed on December 14, 2011.

In response to discussions with the Staff, the Company has updated its compensation disclosure in Amendment No. 2 as requested by the Staff.

Set forth below in bold are comments from the Staff’s letter. Immediately below each of the Staff’s comments is the Company’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

General

1.	We note your response to comment 2 in our letter dated December 9, 2011 and the related revisions in your filing. Please revise to explain why the structure set forth on pages 91 and 92 were chosen. We reissue comment 2 in our letter dated December 9, 2011 as it pertains to this point.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 95 of Amendment No. 2 has been revised to explain why the structure reflected in the Registration Statement was chosen.

References to Additional Information

2.	Please revise the disclosure in this section as well as in the section entitled “Incorporation by Reference” to inform El Paso stockholders when they need to request documents forward incorporated by reference to timely receive such documents in advance of the election deadline.

In response to the Staff’s comment, the disclosures in the Registration Statement in the sections entitled “References to Additional Information” and “Incorporation by Reference” of Amendment No. 2 have been revised.

Summary, page 16

Transaction Consideration, page 18

3.	Here and elsewhere where you disclose the transaction consideration, please disclose the value of the merger consideration as of a current date based upon the market values of the common stock being surrendered and offered.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 7, 19, 20 and 94 of Amendment No. 2 have been revised to disclose the value of the merger consideration as of December 29, 2011 based upon the market values of the common stock being surrendered and offered.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

January 3, 2011

Material U.S. Federal Income Tax Consequences of the Transactions, page 25

4.	It appears that receipt of the tax opinions by Wachtell, Lipton, Rosen & Katz are conditions to effectuating the merger and that these conditions may be waived. Please confirm to us and disclose in the information statement/proxy statement /prospectus that you will recirculate and resolicit if any such condition is waived and the change in tax consequences is material.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 27 and 178 of Amendment No. 2 have been revised.

Unaudited Comparative Per Share Information of Kinder Morgan and El Paso, pages 36 and 37

5.	We are unclear on the reason(s) for your presentation of pro forma for IPO per share amounts for Kinder Morgan. Please explain to us in detail your rationale for presenting such per share amounts and the details behind their computation. To the extent such information is useful in the context of comparative per share information; you should provide a footnote explaining why such information is helpful in evaluating the effect(s) of the merger on Kinder Morgan shareholders.

Prior to its IPO in February 2011, Kinder Morgan was a limited liability company with a different capital structure and no public equity. As a result, there is no Kinder Morgan per share information for periods prior to the IPO. Kinder Morgan included per share information giving pro forma effect to the IPO in an effort to provide shareholders with useful comparative per share information for the periods presented. Kinder Morgan respectfully notes that this presentation is consistent with the presentation included in Kinder Morgan’s IPO prospectus. In addition, Kinder Morgan believes that presenting the pro forma for IPO information separately from the pro forma for IPO and EP information, as opposed to combining such information into one line, allows the reader to more easily follow the calculations and isolates the changes that will result from the transactions. In response to the Staff’s comment, disclosure has been added to page 38 of Amendment No. 2 explaining why the pro forma for IPO information has been included.

(i), page 39

6.	Please explain to us why you calculated the Kinder Morgan per share book value pro forma for IPO and EP using 1,036.1 million Class P and Class A shares outstanding at September 30, 2011. The other measures appear to have been calculated using 1,036.5 million shares outstanding at September 30, 2011.

Kinder Morgan respectfully advises the Staff that book value per share pro forma for IPO and EP as of September 30, 2011 was calculated using 1,036.1 million total pro forma Class P and Class A shares outstanding as of September 30, 2011 because book value is a balance sheet measure. The other measures are earnings based and were therefore calculated using the average pro forma diluted shares outstanding of 1,036.5 million for the nine months ended September 30, 2011. In response to the Staff’s comment, disclosure has been added to page 40 of Amendment No. 2 to clarify that shares outstanding as of the period ends were used in calculating the book value per share amounts.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

January 3, 2011

The Transactions, page 91

7.	In an appropriate place in your disclosure, please disclose the information you provided in response to comment 10 in our letter dated December 9, 2011.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 8, 96 and 97 of Amendment No. 2 have been revised to disclose the information previously provided to the Staff in response to comment 10.

Background of the Transactions, page 94

8.	We note your response to comment 11 in our letter dated December 9, 2011 that “[t]he Kinder Morgan IPO in February of 2011 was unrelated to this transaction…” Please state this in your filing.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 97 of Amendment No. 2 has been revised.

9.	We note your response to comment 11 in our letter dated December 9, 2011 and the related revisions in your filing. Please clarify in your filing whether or not Kinder Morgan’s September 2010 offer to El Paso was the only prior offer or discussion with El Paso regarding a potential merger. Please also revise your filing to explain why El Paso had “expressed no interest in pursuing such [a] transaction” with Kinder Morgan in September of 2010 and why they decided to proceed with a transaction now.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 97 of Amendment No. 2 has been revised. For a discussion of why El Paso decided to proceed with the transaction now, the parties respectfully direct the Staff to the disclosures in the section entitled “Recommendation of El Paso’s Board of Directors and Reasons for the Transactions” starting on page 111.

10.	We note your response to comment 15 in our letter dated December 9, 2011 that “[d]ue to … a desire to maintain a cushion above the 40% threshold, the total number of shares of stock to be issued is greater than 40% of the total amount of cash and stock.” Please state this in your filing.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 108 of Amendment No. 2 has been revised.

11.	We note your response to comment 16 in our letter dated December 9, 2011 and the related revisions in your filing that “[n]either of the Goldman Directors was aware of the proposed transaction with El Paso prior to August 25, 2011.” Please clarify whether or not these Goldman Directors had any involvement with Kinder Morgan’s September 2010 offer (and any other prior offers) and if so, the extent and nature of this involvement. We reissue comment 16 in our letter dated December 9, 2011 as it pertains to this point.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 99 of Amendment No. 2 has been revised.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

January 3, 2011

12.	We note your response to comment 17 in our letter dated December 9, 2011 and the related revisions in your filing on page 129 that the second engagement letter between El Paso and Goldman Sachs was entered into on October 6, 2011 and that “[a]s of the date of this [filing] ….this confidentiality was maintained throughout the course of the discussions between Kinder Morgan and El Paso.” In addition to the confidentiality obligations entered into with the October 6, 2011 engagement letter, please revise your filing to state whether the confidentiality obligations communicated on September 5, 2011 and referenced in the third paragraph on page 97 was maintained throughout the course of the discussions between Kinder Morgan and El Paso.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 100 of Amendment No. 2 has been revised.

13.	We note your response to comment 21 in our letter dated December 9, 2011. You state on page 98 that management and the board limited Goldman Sach’s role after September 12, 2011, however, your disclosure on pages 103 and 129 indicates that Gold man Sach’s role was not limited until October 6, 2011. Please clarify.

As noted in response to comment 21 in our prior correspondence and the Registration Statement, the management and board of directors of El Paso limited Goldman Sachs’ role after September 12, 2011 as described in the Registration Statement and Goldman Sachs acted in accordance with such limited role after September 12, 2011, although the engagement letter between Goldman Sachs and El Paso was not executed until October 6, 2011.

14.	We note your response to comment 24 in our letter dated December 9, 2011 and the related revisions in your filing that “[t]he willingness to consider a price higher than $26.50 was supported by the ongoing analysis of the factors that Kinder Morgan considered throughout the negotiations.” Please revise your filing to specify those particular factors referenced on page 96 that resulted in Kinder Morgan supporting a possible transaction at a price higher than $26.50 per share.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 105 of Amendment No. 2 has been revised.

15.	We note your response to comment 30 in our letter dated December 9, 2011. Please revise your filing to include the last sentence of your response to comment 30 in your letter dated December 14, 2011.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 108 of Amendment No. 2 has been revised to include the last sentence of our response to comment 30 in our prior correspondence.

16.	We note your response to comment 33 in our letter dated December 9, 2011. Please revise your disclosure to include the first sentence of your response to comment 33 in your dated December 14, 2011.

In response to the Staff’s comment, the parties have added disclosures in the Registration Statement on page 106 of Amendment No. 2.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

January 3, 2011

Recommendation of El Paso’s Board of Directors and Reasons for the Transactions, page 106

17.	We note your response to comment 34 in our letter dated December 9, 2011 and the related revisions in your filing. To the extent “KMI intends to sell the exploration and production assets of EP” and “EP’s net operating loss carryforwards will offset taxes associated with this sale and the resulting cash raised will substantially reduce the debt borrowed to fund the cash portion of the transaction,” as stated in exhibit 99.1 to El Paso’s Form 425 filed on October 17, 2011, please state this in your filing or tell us where this disclosure is located.

The parties respectfully advise the Staff that the substance of the quoted language in the Staff’s comment appears in the Registration Statement on page 116 of Amendment No. 2 in the bullet point headed “Future Sales to Reduce Leverage.”

Recommendation of Kinder Morgan’s Board of Directors and Reasons for the Transactions, page 110

18.	We note your response to comment 35 in our letter dated December 9, 2011 and the related revisions in your filing. With a view to balancing the discussion of the potential benefits of the transaction set forth in this section, please enhance your disclosure by elaborating on those risks and other potentially negative factors that the Kinder Morgan board of directors considered in the course of its deliberations.

In response to the Staff’s comment, the disclosure in the Registration Statement on pages 117 and 118 of Amendment No. 2 has been revised.

Opinion of El Paso’s Financial Advisor, page 114

19.	We note your response to comment 36 in our letter dated December 9, 2011 and the related revisions in your filing. While the disclosure referenced in your response to comment 36 in your letter dated December 14, 2011 provides a discussion as to why each company selected the relevant financial advisor(s), it does not discuss how these financial advisors were selected. Please describe the method by which El Paso selected Morgan Stanley as its financial advisor. Please also provide this information for Kinder Morgan’s selection of Evercore and Barclays Capital. Please see Item 1015(b)(3) of Regulation M-A and Item 4(b) of Form S-4.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 121, 148 and 165 of Amendment No. 2 have been revised to provide additional information with respect to how each of the various financial advisors was selected.

El Paso’s Engagement of Goldman Sachs, page 128

20.	We note your disclosure on page 129 that “[o]n October 6, 2011, El Paso entered into another engagement letter with Goldman Sachs pursuant to which

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

January 3, 2011

Goldman Sachs agreed to provide El Paso with financial advice and assistance in connection with the possible sale of El Paso, including to Kinder Morgan … For these services, El Paso agreed to pay Goldman Sachs a fee of $20 million upon completion of the transaction with Kinder Morgan.” Please:

•	disclose this $20 million fee for El Paso’s engagement of Goldman Sachs in an appropriate place in the Background of the Transactions section;

•	revise your Conflicts of Interest disclosure to detail Goldman Sachs’ role as both the second largest beneficial owner of Kinder Morgan and financial advisor to El Paso; and

•	provide an appropriate risk factor detailing this conflict of interest.

Please also include this revised Conflicts of Interest disclosure in an appropriate place in the Summary.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 100 of the “Background of the Transactions” section has been revised to disclose the fee for El Paso’s engagement of Goldman Sachs; a section entitled “Interests of Certain Persons in the Transactions—Goldman Sachs” has been added on page 26 and 27 of the Summary and pages 171 and 172 to detail Goldman Sachs’ role as both the second largest beneficial owner of Kinder Morgan and a financial advisor to El Paso; and the disclosure in the Registration Statement on pages 47 and 48 of Amendment No. 2 has been revised to provide an appropriate risk factor.

Material U.S. Federal Income Tax Consequences of the Transactions, page 169

Cash Instead of a Fractional Share or Fractional Warrant, page 172

21.	Please tell us whether or not you believe the matters discussed in the Cash Instead of a Fractional Share or Fractional Warrant section are material tax consequences of the transaction. If the disclosure in this section constitutes material tax consequences, please have counsel revise its opinion to clearly identify and express a conclusion for each of these tax consequences. If counsel cannot render an opinion on such matter, please revise your filing to disclose why counsel cannot render an opinion and disclose the possible outcomes of such matter and the risks to investors with respect to such matter.

In response to the Staff’s comment, the opinion of Wachtell, Lipton, Rosen & Katz (Exhibit 8.1 of the Registration Statement) has been revised to identify and express a conclusion with respect to the tax consequences of the receipt of a fractional share or fractional warrant.

New El Paso Stockholders Making Elections, page 174

22.	We note your response to comment 38 in our letter dated December 9, 2011 and the related revisions in your filing. Please provide the disclosure that is responsive to the first three bullet points to this prior comment in the first Q&A on page 9. Please also revise the first sentence on page 176 to clarify that shareholders will be permitted to revoke or change their election by deleting the word “[g]enerally.”

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

January 3, 2011

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 9 and 183 of Amendment No. 2 have been revised.

Proration and Adjustment Procedures, page 176

23.	We note your response to comment 39 in our letter dated December 9, 2011. Please provide the examples set forth in your response to comment 39 in your letter dated December 14, 2011 in the forepart of your prospectus and elsewhere, as appropriate. To the extent you believe additional stockholder election scenarios would be useful or material, please include them in your revisions.

In response to the Staff’s comment, the disclosure in the Registration Statement on pages 184 and 185 of Amendment No. 2 has been revised.

The Merger Agreement, page 185

24.	We note your response to comment 40 in our letter dated December 9, 2011 and the related revisions in your filing. Please clarify the penultimate sentence of the second paragraph on page 185 to state that you are responsible for considering whether additional disclosure of material information regarding material contractual provisions is required to make the statements in this information statement/proxy statement/prospectus not misleading.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 195 of Amendment No. 2 has been revised.

Treatment of New El Paso Stock Options, Restricted Shares, Performance Restricted Stock Units and Employee Stock Purchase Plan, page 194

25.	We acknowledge your response to comment 41 in our letter dated December 9, 2011. Your response suggests that you will apply the guidance in ASC 805-30-55-6 through 55- 24 to account for the accelerated vesting of the share-based awards. The guidance cited appears to relate to the exchange of acquirer stock based compensation awards for acquiree awards. Please explain to us how acquirer replacement awards represents acquirer stock based compensation for each type of share-based award exchanged and how such replacement awards will be valued. Please also tell us any service requirements for post-combination services required of the recipients. Please provide an example to illustrate the exchange, related valuation and accounting. Please also explain to us why a portion of the fair value of El Paso’s share based awards have been determined to relate to post-combination service and how that amount will be determined.

The terms of El Paso’s equity plan provide that any outstanding unvested share-based awards held by an employee immediately vest upon completion of the following two conditions: (i) a change in control of El Paso and (ii) within two years following the date of the change of control, an involuntary termination of employment. The change in control as a result of the merger by itself would not cause the immediate vesting of the awards. The merger agreement eliminates the second condition by providing that all necessary action will be taken to provide that the outstanding El Paso share-based awards will immediately vest upon closing of the transactions and be exchanged for

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

January 3, 2011

merger consideration. This fact pattern is not explicitly addressed by ASC 805, however Kinder Morgan believes that this fact pattern is analogous to a situation in which vested replacement share-based payment awards are transferred for unvested acquiree awards as described in ASC 805-30-55-23 through 55-24. By eliminating the post-combination service requirement, Kinder Morgan has effectively accelerated the vesting of the awards. Since the decision to have unvested awards immediately vest was made by Kinder Morgan, the portion of the fair value of each award attributable to pre-combination service provided to the acquiree should be included in the merger consideration, and the remaining portion of the fair value attributable to the post-combination service will be determined in accordance with ASC 805-30-55-10 and will be immediately recognized as compensation cost in the post-combination financial statements, as there are no post-combination service requirements for any of these awards.

In accordance with ASC 805-30-55-7, the fair value of each share-based award will be based on the fair value of the merger consideration received for each award. For each stock option, the fair value will be calculated by subtracting the exercise price of each award from the fair value of the merger consideration to be received. For each share of restricted stock and each performance restricted stock unit, the fair value will equal the fair value of the merger consideration to be received.

For example, on April 1, 2010, El Paso issued stock options with a strike price of $11.07 with a graded vesting schedule whereby one third of the award vested after one year, one third vested after two years, and one third vested after three years. For purposes of the example, assume three stock options were granted on this date with one vesting each of the next three years. To determine the fair value of these awards, the $11.07 strike price is subtracted from the $28.82 fair value of the mixed election merger consideration (as calculated based on the December 29, 2011 Kinder Morgan Class P common stock price) to obtain a fair value of each award of $17.75. For the three awards, the total fair value is calculated to be $53.25 ($17.75 multiplied by 3). To allocate this fair value between pre- and post-combination periods, each award needs to be evaluated separately:

•

The first portion of the award would vest on April 1, 2011, and thus is fully vested as of the assumed September 30, 2011 closing date. Therefore, the entire $17.75 fair value of this award would be allocated to pre-combination service and included in the merger consideration.

•

The second portion of this award would vest on April 1, 2012. Of the 24 month vesting period for this award, 18 months (from April 2010 to September 2011) would have occurred prior to the assumed September 30, 2011 closing date. Based on this, 75% (18/24), or $13.31, of the $17.75 fair value of this award would be allocated to pre-combination service and included in the merger consideration. The remaining 25%, or $4.44, of the fair value would be attributable to post-combination service and would be immediately recognized as compensation cost in the post-combination financial statements, as there are no post-combination service requirements for this award.

•

The third portion of this award would vest on April 1, 2013. Of the 36 month vesting period for this award, 18 months (from April 2010 to September 2011) would have occurred prior to the assumed September 30, 2011 closing date. Based on this, 50% (18/36), or $8.875, of the $17.75 fair value of this award would be allocated to pre-combination service and included in the merger consideration. The remaining 50%, or $8.875, of the fair value would be attributable to post-combination service and would be immediately recognized as compensation cost in the post-combination financial statements, as there are no post-combination service requirements for this award.

The allocation of the fair value of restricted stock and performance restricted stock units between pre- and post-combination service periods would follow a similar methodology.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

January 3, 2011

In response to the Staff’s comment, the disclosure in the Registration Statement has been revised in note (b) on page 396 of Amendment No. 2 to update Kinder Morgan’s estimate of the portion of El Paso’s share-based awards that it expects to expense in the post-combination period. This updated calculation was performed to reflect a more detailed allocation of the fair value between pre- and post-combination periods, as well as to update the Kinder Morgan Class P common stock price used in the calculation. The revised disclosure in note (2) of note (b) on page 396 of Amendment No. 2 also provides a more thorough explanation of the impact of these calculations on the purchase price.

Unaudited Pro Forma Condensed Combined Financial Information, page 380

26.	We note your response to comment 44 in our letter dated December 9, 2011. Please quantify the amount of each component of adjustment (h) on page 387. Tell us why there is no adjustment to retained earnings for the assumed write-off of El Paso’s debt issuance costs. In this regard, help us understand how you plan on accounting for El Paso’s debt issuance costs upon consummation of the merger and at what point in time such deferred charges will be expensed. Please also explain your basis for eliminating the related amortization of El Paso’s historical debt issuance costs from the pro forma income statement. Please also tell us where the amortization of any incremental debt issuance costs resulting from new debt has been reflected in the pro forma financial statements. In order to ensure our full understanding of the extent of deferred financing costs, please provide additional supplemental narrative as necessary to enhance our understanding of your anticipated accounting for such costs.

In response to the Staff’s comment, the disclosure in the Registration Statement has been revised in note (h) on page 397 of Amendment No. 2 to quantify the amount of each component of the adjustment. In conjunction with purchase accounting, all of El Paso’s assets and liabilities, including El Paso’s debt and debt issuance costs, will be recorded at fair value. In effect, Kinder Morgan is removing the historical carrying value of El Paso’s debt and debt issuance costs and replacing it with their current fair value. Kinder Morgan believes the El Paso debt issuance costs do not represent future economic benefits to Kinder Morgan and will lose their identity in the course of adjusting the El Paso debt obligations assumed to fair value. Because this revaluation is done in conjunction with purchase accounting, there is no impact to retained earnings in the September 30, 2011 combined balance sheet or expense in the combined income statement related to these historical debt issuance costs. On the pro forma income statements, the amortization of El Paso’s historical debt issuance costs included in El Paso’s historical interest expense for the periods shown have been eliminated since the pro forma income statements assume the merger took place at the beginning of the periods shown, and as stated above, as of the closing date, the El Paso debt issuance costs have been revalued to zero. Therefore, the amortization of these costs would not be a recurring expense of the combined company. Subsequent to the merger, the debt issuance costs related to the senior secured financing for the transactions (the “merger debt”) will be amortized over the lives of the two debt facilities. The pro forma income statements reflect (i) the elimination of the amortization of the El Paso debt issuance costs and (ii) the amortization of the debt issuance costs related to the merger debt. The amortization of the merger debt issuance costs are included in the pro forma income statements on the “interest expense, net” line. In response to the Staff’s comment, the disclosure in the Registration Statement has also been expanded in note (q) beginning on page 398 of Amendment No. 2 to separately show the amortization of the debt issuance costs related to the merger debt.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

January 3, 2011

Note 2 – Pro Forma Adjustments and Assumptions, page 384

(a), Sale of EP Energy, page 384

27.	We note your response to comment 45 in our letter dated December 9, 2011 that El Paso has not committed to a plan to sell EP Energy but that Kinder Morgan has and will present EP Energy as discontinued operations. Further, pro forma adjustments have been made in the pro forma financial statements to present EP Energy as discontinued operations. We agree that, for purposes of pro forma presentation, the anticipated sale of EP Energy would constitute discontinued operations. When pro forma financial statements reflecting discontinued operations are presented, the pro forma income statement presentation relating to the discontinued operations should be presented for the most recent 3 fiscal years and interim period. The anticipated merger should be presented only for the most recent fiscal year and interim period. Please revise.

The parties respectfully note that the guidance in Section 3230.2 of the Division of Corporation Finance’s Financial Reporting Manual provides that a pro forma presentation is required for discontinued operations of the registrant that are not yet required to be reflected in historical financial statements for the three most recent fiscal years and comparative interim periods. Until the acquisition of El Paso is consummated, EP Energy will not be owned by Kinder Morgan (the registrant) and therefore cannot be a discontinued operation of Kinder Morgan prior to that time. As a result, Kinder Morgan’s historical financial statements cannot give pro forma effect to EP Energy as a discontinued operation. As noted in the Staff’s comment above, the anticipated merger is appropriately presented in the pro forma financial statements only for the most recent fiscal year and interim period, and accordingly, EP Energy is reflected as a discontinued operation assuming the merger had been consummated at the beginning of the period covered by the pro forma financial statements. In addition, as noted in the response to comment 45 in the Staff’s letter dated December 9, 2011, EP Energy does not meet the discontinued operations criteria for El Paso and therefore is properly not reflected as a discontinued operation in El Paso’s historical financial statements.

Unaudited Pro Form Condensed Combined Balance Sheet Adjustments, page 385

(b), page 385

28.	We have read your response to comment 47 in our letter dated December 9, 2011 and your addition to the filing on page 385 that your financial advisors determined a reasonable range of fair value estimates based on valuation methods and that Kinder Morgan and El Paso jointly agreed on a value of $1.50. Please explain to us why the fair market value of a warrant is equal to the value that Kinder Morgan and El Paso agreed upon of $1.50 versus the other values within the ranges calculated by the financial advisors.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 395 of Amendment No. 2 has been revised.

29.

We note your response to comment 49 from our letter dated December 9, 2011 that the purchase price allocation for current assets has been reduced by debt issuance costs of $145.3 million. Please explain to us why you are reducing current assets acquired by $145.3 million as it appears that the current assets acquired from El Paso total $1.0665

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

January 3, 2011

billion. We are unclear as to why you have subtracted these costs from the current assets acquired from El Paso in your purchase price allocation at the top of page 387. Please help us understand this in context of the purchase allocation to El Paso’s net assets.

Kinder Morgan has reviewed its allocation of the purchase price and agrees with the Staff that the debt issuance costs should not be included in the purchase price allocation. The disclosures in the Registration Statement with respect to the purchase price allocation in note (b) on page 397 of Amendment No. 2 have been revised accordingly.

(e), page 387

30.	We acknowledge your response to comment 51 in our letter dated December 9, 2011 regarding Kinder Morgan’s accounting policy regarding the fair value of regulatory assets. You state that there is diversity in practice as to how the fair values of regulated property, plant and equipment balances determined in a business combination are determined. Please note that the staff does not consider valuation as an accounting principle subject to diversity. Rather, we view valuation as a finance concept as opposed to an accounting one and while degrees of estimation exist in determining fair value, there should be a consistent methodology for fair value determination. We believe that valuation of regulatory assets should likewise be subject to a consistent methodology. Accordingly, valuation of regulated pipelines should be based on the traditional methods of determining fair value such as comparable sales of similar regulated pipelines, discounted cash flow analysis, replacement cost or some combination of the three accepted valuation methods. To the extent a discounted cash flow methodology is utilized, we believe the rate used to discount cash flows should be based on the internal rate of return implicit in recent similar pipeline acquisitions as opposed to the authorized rate of return set by a regulatory authority. While we recognize that goodwill can be associated with the factors you enumerate in your response, we also recognize that any cost synergies savings should be reflected in future reduced revenue requirements in future regulatory filings limiting the future benefits of such synergies. We also note that FERC Form 2 contains a line item for acquisition adjustments recognizing the fact that regulatory assets may be acquired at a premium relative to their original cost. We recognize that other regulated industries may have adopted a different approach. However, given the interrelatedness of pipeline assets to their related reserves, we believe the approach by which exploration and production companies account for goodwill may illustrate a fundamental difference for regulated pipelines that transport a depleting resource from a particular location. For these reasons, we are unable to concur with Kinder Morgan’s approach to valuing regulatory assets at predecessor carrying value. Please revise.

Kinder Morgan notes the Staff’s view in comment 30 that pipeline assets and their related hydrocarbon reserves are interrelated. There are three major types of pipelines along the transportation route to move natural gas from producing areas to consumption centers: (i) the gathering system, (ii) the interstate pipeline system and (iii) the distribution system. Kinder Morgan understands how this characterization could be applied to natural gas gathering pipeline systems, which are typically smaller diameter, low pressure pipes that are dependent on specific reserves and are not regulated by the Federal Energy Regulatory Commission, or “FERC.” However, Kinder Morgan respectfully disagrees with that characterization for large diameter, interstate, “long haul” pipelines, like the vast majority of the assets owned by El Paso, which are similar to the interstate

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

January 3, 2011

highway system. These large diameter interstate pipelines typically access many producing basins, interconnect with other interstate natural gas pipelines and serve multiple markets across the country. For example, Tennessee Gas Pipeline (“TGP”) is comprised of approximately 14,000 miles of pipeline that stretches from the Mexican border to Canada. Tapping supply regions in the Gulf of Mexico, Texas, Appalachia, mid-continent and Canada, TGP serves markets across the Midwest and Northeast regions, including major metropolitan areas such as New York and Boston. Some basins that TGP accesses, such as the traditional South Texas basin, are in decline, whereas other basins, such as Eagle Ford, Marcellus and Haynesville, have increasing production. In addition, TGP has more than 100 interconnects with most major interstate and intrastate pipeline systems serving the Midwest, Northeast and southeastern United States. TGP therefore is not dependent on the supply of one particular basin. Similarly, the El Paso Natural Gas pipeline (“EPNG”) connects various producing basins in West Texas and New Mexico with major markets in Arizona and Southern California. It also accesses Rockies gas through interconnectivity with other interstate pipelines. In all cases, these pipelines interconnect not only with producers’ gathering systems or processing plants but with natural gas storage facilities, LNG import terminals and other interstate and intrastate pipelines to serve industrial end-users and local distribution companies, forming the backbone of natural gas transportation infrastructure in the United States. These interstate pipelines are not dissimilar to electric transmission and distribution systems, which are not tied to specific generation facilities. These electric transmission and distribution systems also are generally required to apply the provisions of ASC 980, Regulated Operations and use valuation methodologies in purchase accounting similar to that applied by Kinder Morgan in valuing the El Paso pipelines. Given the facts and circumstances described above, Kinder Morgan does not believe that these assets are dependent primarily or solely on specific hydrocarbon producing basins and, consequently, believes that a valuation approach for these assets analogous to that for oil and gas properties is not appropriate.

The purchase price to be paid by Kinder Morgan was determined at the enterprise level based on the desired dividend per share accretion to Kinder Morgan shareholders and the resulting debt ratios. The underlying cash flows took into account the regulatory environment associated with the natural gas pipelines, including the rate cases associated with TGP and EPNG, cost savings from merging the two companies, as well as the fact that some of the cost savings may be shared with ratepayers. In order to construct the pro forma financial statements from this enterprise valuation, Kinder Morgan had to allocate that aggregate purchase price to the individual assets, including the pipelines. In determining the fair values of the identifiable assets acquired, the liabilities assumed and non-controlling interest, Kinder Morgan has consistently applied the valuation methodologies described in ASC 820, Fair Value, to the regulated assets, using a market participant perspective. However, as discussed in our previous correspondence, Kinder Morgan believes regulation to be an attribute of the regulated assets themselves and not an attribute of the regulated entity, which would be ignored in valuation as an entity-specific factor. As an attribute of the impacted rate base assets, Kinder Morgan considered the use of such assets outside of regulation to be neither “legally permissible” nor “financially feasible” (ASC 820-10-35-10) because of the public’s interest in the use and disposition and the resultant impact of regulation on such assets. It is Kinder Morgan’s view that the regulatory rate of return is a key factor used by market participants to value these assets. Thus, the fair value of El Paso’s tangible and intangible assets and liabilities subject to FERC rate-making approximate their regulatory value and the pro forma financial statements reflect adjustments to those assets to reflect them at their regulatory value, not El Paso’s predecessor carrying values.

Kinder Morgan respectfully acknowledges, as the Staff notes in comment 30, that 18 CFR Ch. 1 Pt. 201 provides for acquisition adjustments in excess of historical cost in account 114 of the FERC’s Uniform System of Accounts. However, an excess purchase cost on a Form 2 would arise only if the FERC entity was the acquiring entity, which is not the case here. In addition, Kinder Morgan is not aware of the FERC having granted the inclusion of any previous amounts in the respective pipelines’ existing rate base and does not expect the FERC to grant approval of any future petitions requesting the inclusion of such amounts, which is consistent with Kinder Morgan’s determination of the fair values of the regulated assets.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

January 3, 2011

The valuation methodology applied to El Paso’s regulated natural gas pipelines by Kinder Morgan is consistent with that used by other regulated entities, such as gas and electric distribution and transmission entities that are subject to ASC 980, Regulated Operations, and Kinder Morgan believes that ASC 805, Business Combinations, and ASC 820, Fair Value, should be applied consistently to all rate regulated entities that are required to apply ASC 980.

(j), page 388

31.	We have read your response to comment 52 in our letter dated December 9, 2011 and note your revision to remove the pro forma adjustment related to severance costs for $25 million. We note from your response that the $25 million was related to contractual severance costs for employees who are participants in the El Paso severance plan whom Kinder Morgan has identified for termination as of the date of closing the transactions. Based on ASC 805-20-25-2, we are unclear as to why you do not believe that you have incurred a liability at the acquisition date. Please explain to us in more detail your analysis of your obligations in regard to these severance costs and why you determined that you should not recognize these costs as part of applying the acquisition method but instead should recognize them in the post-combination financial statements. If you do not believe you are obligated for such costs, please explain why.

Kinder Morgan respectfully provides the following clarification to its previous response to comment 52 in the Staff’s letter dated December 9, 2011. The terms of the El Paso executive severance plans generally provide for payment of severance benefits upon completion of the following two conditions: (i) a change of control of El Paso, and (ii) within two years following the date of the change in control, an involuntary termination of employment or a resignation by the employee for “good reason” (which would include one or more of the following: diminution in the employee’s title or job responsibilities, diminution of compensation or benefits and/or certain changes in the employee’s principal place of employment). Kinder Morgan evaluated the severance plans using the criteria in ASC 805-10-55-18 and determined the second condition of the severance plans to be within the control of Kinder Morgan and, ultimately, for the benefit of the combined entity. Therefore, as previously noted, this obligation would not be recognized under the acquisition method as an assumed liability in accordance with ASC 805-20-25-2 but would be recorded separately from the business combination in the post-combination financial statements. Upon further consideration, Kinder Morgan has adjusted the unaudited pro forma condensed combined balance sheet as of September 30, 2011 to reflect the liability incurred at the closing date outside of purchase accounting because it is factually supportable and directly attributable to the transaction. The related disclosures in the Registration Statement in note (j) on page 398 of Amendment No. 2 have been updated accordingly.

Unaudited Pro Forma Condensed Combined Statements of Income Adjustments, page 388

(s), page 389

32.

We read your response to comment 55 in our letter dated December 9, 2011. You indicate that you applied ASC 205-20-45-6, which provides for the allocation of interest to discontinued operations based on debt that is required to be repaid as a result of a

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

January 3, 2011

disposal transaction. Please explain to us what provisions require your debt to be repaid as a result of the disposal transaction. We are specifically concerned with understanding the requirement that debt is required to be repaid (as opposed to intended to be repaid) as a result of the disposal transaction.

Kinder Morgan respectfully advises the Staff that under the terms of the senior secured financing for the transactions as set forth in the debt commitment letter (which is described under “Description of the Debt Financing” beginning on page 223 of Amendment No. 2), Kinder Morgan will be required to make mandatory prepayments of the 364-Day Facility and the Term Facility equal to 100% of the net cash proceeds of asset sales, subject to thresholds and certain other exemptions. The sale of EP Energy would trigger these mandatory prepayment provisions. In response to the Staff’s comment, the disclosure in the Registration Statement in note (s) on page 399 of Amendment No. 2 has been revised to describe this mandatory prepayment obligation.

(x), page 391

33.	We note that you have used $700 million as Kinder Morgan dividends declared during the period in your calculation of earnings per share. We also note that on page 37 in your calculation of Kinder Morgan Per Share of Class P Common stock cash dividends declared pro forma for IPO you used $755 million as the amount of dividends declared in the year ended December 31, 2010. Please explain this apparent inconsistency to us and revise as necessary.

Kinder Morgan respectfully advises the Staff that the $700 million used in the calculation of earnings per share on page 401 of Amendment No. 2 represents the dividends declared during and paid in 2010. The $755 million used to calculate the dividends declared pro forma for IPO on page 40 of Amendment No. 2 represents the dividends declared for 2010, which includes dividends declared and paid in the first quarter of 2011 based on operations in the fourth quarter of 2010. The disclosure in the Registration Statement in note (f) on page 40 of Amendment No. 2 has been revised to add clarifying language to this effect.

Exhibit 8.1

34.	Please have counsel replace references to “joint proxy statement/prospectus” with “information statement/proxy statement/prospectus.”

In response to the Staff’s comment, the tax opinion of Wachtell, Lipton, Rosen & Katz has been revised and filed as Exhibit 8.1 to Amendment No. 2.

35.	Please have counsel revise to clearly identify and express a conclusion for each material federal tax consequence. In this regard, we note the disclosure setting forth the material U.S. federal income tax consequences of the transactions in the third paragraph on page 171 and each of the bullet points following this paragraph are excluded from counsel’s opinion. Please see Section III.C.1 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the tax opinion of Wachtell, Lipton, Rosen & Katz has been revised and filed as Exhibit 8.1 to Amendment No. 2.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

January 3, 2011

36.	We note the material tax consequences of the transaction as discussed on pages 171-172 and elsewhere, such as on pages 10 and 25, are subject to a degree of uncertainty as the qualifications “in general” or “generally” are used. Please explain why counsel cannot provide an opinion with certainty subject to the assumptions and qualifications contained in the opinion, describe the degree of uncertainty and provide a risk factor setting forth the risks to investors associated with such uncertainty, including without limitation the impact on investors if the Internal Revenue Service or a court takes a contrary position to the position taken by counsel in its opinion. Please see Section III.C.4 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the tax opinion of Wachtell, Lipton, Rosen & Katz has been revised to provide an opinion as to the material tax consequences of the transactions with certainty subject to the assumptions and qualifications contained in the opinion. In addition, the disclosures in the Registration Statement on pages 11, 27, 178, 179 and 180 of Amendment No. 2 have been revised to remove the related qualifications.

37.	We note the assumption made in section (v) of the second paragraph. Please delete this sentence as it is inappropriate. Please see Section III.C.3 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the opinion of Wachtell, Lipton, Rosen & Katz has been revised and filed as Exhibit 8.1 to Amendment No. 2.

38.	Please disclose or provide an appropriate cross-reference to the specific “facts and circumstances surrounding the transaction” and the specific “statements, facts, assumptions or representations” upon which counsel has “relied.” Alternatively, please delete these qualifications. Please see Section III.C.3 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the opinion of Wachtell, Lipton, Rosen & Katz has been revised and filed as Exhibit 8.1 to Amendment No. 2.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call Tom (212-310-8479), Jay Tabor (212-746-7889) or David (212-402-1309) or, if more convenient, contact us via e-mail (thomas.roberts@weil.com, jay.tabor@weil.com or dakatz@wlrk.com).

Sincerely,	Sincerely,
/s/ Thomas A. Roberts	/s/ David A. Katz
Thomas A. Roberts	David A. Katz

cc:	Joseph Listengart

Vice President, General Counsel and Secretary

Kinder Morgan, Inc.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

January 3, 2011

Robert W. Baker

Executive Vice President and General Counsel

El Paso Corporation

R. Jay Tabor

Partner

Weil, Gotshal & Manges LLP

Gary W. Orloff

Partner

Bracewell & Guiliani LLP